UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-176593

Gasco Production Company

(Exact name of registrant as specified in its charter)

Delaware	84-1461816
(State or other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)

Riverbend Gas Gathering, LLC

(Exact name of registrant as specified in its charter)

Nevada	43-2049794
(State or other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)

Myton Oilfield Rentals, LLC

(Exact name of registrant as specified in its charter)

Nevada	20-1202389
(State or other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)

7979 E. Tufts Ave., Suite 1150

Denver, Colorado  80237

(303) 483-0044

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, par value $0.0001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: N/A

Pursuant to the requirements of the Securities Exchange Act of 1934, Gasco Production Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

GASCO PRODUCTION COMPANY

Date: March 31, 2014

	By:	/s/ Richard S. Langdon
Richard S. Langdon
President and Chief Executive Officer

Instruction:  This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934.  The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed.  It may be signed by an officer of the registrant, by counsel or by any other duly authorized person.  The name and title of the person signing the form shall be typed or printed under the signature.

Pursuant to the requirements of the Securities Exchange Act of 1934, Riverbend Gas Gathering, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

RIVERBEND GAS GATHERING, LLC

Date: March 31, 2014

	By:	/s/ Richard S. Langdon
Richard S. Langdon
President and Chief Executive Officer

Instruction:  This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934.  The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed.  It may be signed by an officer of the registrant, by counsel or by any other duly authorized person.  The name and title of the person signing the form shall be typed or printed under the signature.

Pursuant to the requirements of the Securities Exchange Act of 1934, Myton Oilfield Rentals, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

MYTON OILFIELD RENTALS, LLC

Date: March 31, 2014

	By:	/s/ Richard S. Langdon
Richard S. Langdon
President and Chief Executive
Officer

Instruction:  This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934.  The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed.  It may be signed by an officer of the registrant, by counsel or by any other duly authorized person.  The name and title of the person signing the form shall be typed or printed under the signature.